

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Frank J. Fertitta III
Chief Executive Officer and President
Station Casinos, Inc.
1505 South Pavilion Center Drive,
Las Vegas, Nevada 89135

   Re: Station Casinos, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed on March 31, 2010
     File No. 001-12037

Dear Mr. Fertitta:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           Lyn Shenk
           Branch Chief